SEC #0-29704

P.E 4-3-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act or 1934

For the month of April 3, 2002

Pacific Rim Mining Corp.
(Translation of registrant's name into English)

Suite 860 - 625 Howe Street
Vancouver, B.C. V6G 2T6
Canada

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

PACIFIC RIM MINING CORP.

Date April 3, 2002

By: K. Church
Kathryn A. Church
Corporate Secretary

PACIFIC RIM
MINING CORP.

DAYTON
Mining Corporation

Pacific Rim Mining (PFG:TSE, SEC FILE:029704)
PFG news release # 02-03
April 3, 2002

Dayton Mining Corporation (DAY:TSE,AMEX)

SHAREHOLDERS APPROVE AMALGAMATION OF PACIFIC RIM AND DAYTON MINING

Pacific Rim Mining Corp. ("Pacific Rim") and Dayton Mining Corporation ("Dayton") are pleased to announce that both companies have received overwhelming shareholder approval of their amalgamation. Of the 7,298,209 shares of Pacific Rim voted, 98.05% voted for the amalgamation. Of the 17,547,706 shares of Dayton voted, 99.91% voted for the amalgamation. The final step to complete the merger is the court approval hearing set for April 10, 2002. Following completion of the amalgamation, Pacific Rim will be the resulting corporate entity, trading both on the Toronto Stock Exchange and American Stock Exchange.

"Pacific Rim and Dayton are extremely pleased to be moving forward as an amalgamated company," agreed Bill Myckatyn, President and CEO of Dayton, Catherine McLeod-Seltzer, President of Pacific Rim and Tom Shrake, CEO of Pacific Rim. "What has been mandated today is the creation of a new exploration and development company with a tremendous exploration asset and ample working capital and future cash flow to aggressively move the company's exploration portfolio project forward. We are setting out to build a new gold company that we believe can be a significant presence in the gold industry."

New Pacific Rim will continue to be managed by Catherine McLeod-Seltzer, President, and Thomas Shrake, CEO. The amalgamated company's board of directors will consist of Bill Myckatyn, Chairman, President and CEO of Dayton, who will serve as non-executive Chairman of the Board, Tom Shrake, Catherine McLeod-Seltzer, Robert Buchan, Chairman, President and CEO of Kinross Gold, Tony Petrina, Chairman of Miramar Mining and David Fagin, former COO of Homestake Mining. This is a highly-regarded group of mining heavyweights that reflects the merged company's position in the mining industry and who will contribute their extensive exploration, development and mining expertise to the success of the company.

Exploration on the El Dorado gold project in El Salvador is progressing toward the selection of Phase 1 drill targets. A program of approximately 7,000 meters of diamond drilling in roughly 20 holes is anticipated to commence within the next two months.

On behalf of the Boards of Directors,

Pacific Rim Mining Corp.
"Catherine McLeod-Seltzer"
President

Dayton Mining Corporation
"William H. Myckatyn"
President & CEO

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. These risks and uncertainties include but are not limited to anticipated exploration plans, possible exploration results and the granting of regulatory and court approvals.
The TSE has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

Pacific Rim Mining Corp.
#860 - 625 Howe Street,
Vancouver, BC, Canada V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com

Dayton Mining Corporation
#2393 – 595 Burrard St., Three Bentall Center
Vancouver, BC, Canada V7X 1K8
Tel: (604) 662-8383 Fax: (604) 684-1329
Email: dmining@dayton-mining.com

FORM 53-901F

SECURITIES ACT
MATERIAL CHANGE REPORT

1. **Reporting Issuer**

Full name of the Issuer: **PACIFIC RIM MINING CORP.**

The address of the principal office in Canada of the reporting issuer is as follows:

#860 - 625 Howe Street, Vancouver, B.C. V6C 2T6
Telephone: (604) 689-1976

2. **Date of Material Change** April 3, 2002

3. **Press Release**

The date and places of issuance of the press release are as follows:

Press Release #02-03 was disseminated on April 3, 2002, to the Toronto Stock Exchange, being the only exchange upon which the shares of the Company are listed, as well as through various approved public media.

4. **Summary of Material Change(s)**

A summary of the nature and substance of the material change is as follows:

The Company's shareholders approved and adopted the amalgamation agreement dated January 8, 2002 between the Company and Dayton Mining Corporation and approved the termination of the shareholder rights plan upon the amalgamation becoming effective.

5. **Full Description of Material Change**

Pacific Rim Mining Corp. ("Pacific Rim") and Dayton Mining Corporation ("Dayton") are pleased to announce that both companies have received overwhelming shareholder approval of their amalgamation. Of the 7,298,209 shares of Pacific Rim voted, 98.05% voted for the amalgamation. Of the 17,547,706 shares of Dayton voted, 99.91% voted for the amalgamation. The final step to complete the merger is the court approval hearing set for April 10, 2002. Following completion of the amalgamation, Pacific Rim will be the resulting corporate entity, trading both on the Toronto Stock Exchange and American Stock Exchange.

New Pacific Rim will continue to be managed by Catherine McLeod-Seltzer, President, and Thomas Shrake, CEO. The amalgamated company's board of directors will consist of Bill Myckatyn, Chairman, President and CEO of Dayton, who will serve as non-executive Chairman of the Board, Tom Shrake, Catherine McLeod-Seltzer, Robert Buchan, Chairman, President and CEO of Kinross Gold, Tony Petrina, Chairman of Miramar Mining and David Fagin, former COO of Homestake Mining. This is a highly-regarded group of mining heavyweights that reflects the merged company's position in the mining industry and who will contribute their extensive exploration, development and mining expertise to the success of the company.

Exploration on the El Dorado gold project in El Salvador is progressing toward the selection of Phase 1 drill targets. A program of approximately 7,000 meters of diamond drilling in roughly 20 holes is anticipated to commence within the next two months.

The statements contained herein that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. These risks and uncertainties include but are not limited to anticipated exploration plans, possible exploration results and the granting of regulatory and court approvals.

6. Report Filed on a Confidential Basis

Not Applicable

7. Omitted Information

Not Applicable

8. Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Catherine McLeod-Seltzer
#860 - 625 Howe Street
Vancouver, B.C. V6C 2T6
Telephone: 604-689-1976

9. Statement of Senior Officer

The foregoing accurately discloses the material change(s) referred to herein.

DATED at Vancouver, British Columbia, this 3rd day of April, 2002.

"Catherine McLeod-Seltzer"
Catherine McLeod-Seltzer
Director and President

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE SECURITIES REGULATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.